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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 10-C


               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             OR 15d-17 THEREUNDER

                         SEQUUS PHARMACEUTICALS, INC.
                (Exact name of issuer as specified in charter)

               960 Hamilton Court, Menlo Park, California 94025
                   (Address of principal executive offices)

        Issuer's telephone number, including area code   (415) 323-9011



                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security   Common Stock

2. Number of shares outstanding before the change   21,586,395

3. Number of shares outstanding after the change   25,486,395

4. Effective date of change   October 30, 1995

5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                               Public offering
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Give brief description of transaction  Underwritten public offering and issuance of 3,900,000 shares of Common Stock.


                        II.  CHANGE IN NAME OF ISSUER

1. Name prior to change   N/A

2. Name after change   N/A

3. Effective date of charter amendment changing name   N/A

4. Date of shareholder approval of change, if required   N/A

Date   November 1, 1995                      /s/  DONALD J. STEWART
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                                         (Officer's signature and title)